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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRADIENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4105 LEXINGTON AVE N. STE 380
(No. and Street)

ARDEN HILLS	MN	55126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVE LEFLAR 866-991-1539
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM, LLP
(Name – *if individual, state last, first, middle name*)

NINE PARKWAY NORTH	DEERFIELD	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, DAVE LEFLAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRADIENT SECURITIES, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERI J. MUSHEL
Notary Public
Minnesota
My Commission Expires
Jan 31, 2022

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gradient Securities, LLC

Financial Statement

and Report of Independent Registered

Public Accounting Firm

December 31, 2019

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Gradient Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gradient Securities, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, Illinois
February 21, 2020

MARCUMGROUP
MEMBER

GRADIENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
12/31/2019

ASSETS		
Cash and Cash Equivalents	$	1,210,080
Receivables ($54,838 from related party)		534,105
Prepaids and Other Assets		458,462
Right of Use Asset, Net of accumulated amortization of $92,126		180,329
Office Equipment, Net of accumulated depreciation of $125,811		13,606
Total Assets	$	2,396,582
LIABILITIES AND MEMBER'S EQUITY		
Account Payable	$	20,609
Commissions Payable		435,355
Lease Liability		180,329
Other Liabilities		319,842
Total Liabilities	$	956,135
Member's Equity	$	1,440,447
Total Liabilities and Member's Equity	$	2,396,582

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers securities, bonds, variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives.

In addition, the Company is a Registered Investment Advisory firm primarily doing business under the name Gradient Wealth Management.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requirements management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company is a single-member limited liability company under the Internal Revenue Code with all income tax implications flowing through to the member. The Company's tax years 2018, 2017 and 2016 are open for examination by federal and state taxing authorities.

The Company has evaluated its tax positions and determined that there are no uncertain tax positions at December 31, 2019.

Cash and Cash Equivalents: The Company considers short-term investments having an initial maturity of three months, when purchased, or less to be cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

Commissions Receivable: The Company's commissions receivable represent a combination of gross dealer concessions from various insurance and investment companies and third-party money managers for advisory services along with amounts due from a related-party insurance company as described in Note 5. These receivables are not secured and no reserves for bad debt have been established to date, as the management expects to receive all receivables in their entirety.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: Customer transactions are introduced to and cleared through the Company's clearing broker, RBC Correspondent Services ("RBC"), on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company has a $50,000 restricted cash balance on deposit with RBC, which is included with cash and cash equivalents in the statement of financial condition.

Office Equipment: Equipment is capitalized and stated at cost, net of accumulated depreciation and consists of computers, computer equipment, office equipment and office furniture which were being depreciated on a straight-line basis over 3 to 7 years. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

New Accounting Pronouncement: The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (5%) based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset, net of accumulated amortization, and corresponding lease liability of $361,496 on the statement of financial conditions as of January 1, 2019. The standard did not materially impact operating results or net capital.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of a minimum net capital, $50,000 or 15% of aggregate indebtedness, whichever is greater, and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. As of December 31, 2019 the net capital ratio, net capital and excess net capital are as follows:

Aggregate indebtedness to net capital ratio	1.43:1
Net capital	$542,667
Excess net capital	$490,947

NOTE 4 – RELATED PARTY TRANSACTIONS

Gradient Insurance Brokerage, Inc. ("GIB"), an entity related through common ownership, and the Company entered into an agreement that expires August 2020 to distribute a portion of the net commission override earnings of GIB to the Company for an agreed-upon percentage of all annuity insurance business conducted through GIB by affiliated registered representatives of the Company. During 2019, this agreement produced income of $446,892 for the Company, which is included in commission revenue on the statement of operations.

The Company entered into a lease agreement with A-Street, LLC, an entity related through common ownership, for a fractional use of two corporate owned aircraft that requires monthly payment of approximately $1,600, plus variable use of expenses as incurred. The terms of the lease are indefinite in nature and terminable by either party with 30 day notice.

The Company entered into an agreement that expires August 2020 with Gradient Financial Group, LLC ("GFG"), an entity related through common ownership, to provide various administrative, marketing and support functions. This agreement has with a one year term with monthly payments of $7,500 and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice.

NOTE 4 – RELATED PARTY TRANSACTIONS – Continued

The Company also entered into a technology service agreement that expires August 2020 with GFG to provide technology support at $300 per employee per month.

The Company entered into a software agreement that expires August 2020 with KonnexMe, LLC, an entity related through common ownership, whereby KonnexMe, LLC granted to the Company the nonexclusive, non-transferrable, non-sublicensable license to use the CRM software and other software for the Company's internal use and for business purposes. This agreement has a one year term with monthly payments of $5,000 and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice.

The Company entered into an agreement that expires August 2020 with Case Central, LLC, an entity related through common ownership, to provide annuity and life insurance illustrations, annuity and life insurance case reports, financial planning, case design, marketing and consultation. This agreement is has a one year term with monthly payments of $3,000 and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice.

The Company entered into an agreement that expires August 2020 with Gradient Positioning Systems, LLC, an entity related through common ownership, to provide web services and design, print design, audio and video production and design. This agreement has a one year term and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice. The agreement calls for monthly payments of $2,500.

The Company purchases business insurance on an as needed basis through a related captive insurance company, Gradient Assurance LLC, an entity related through common ownership. At December 31, 2019, the Company has prepaid $122,625 for premiums relating to 2020.

It is possible that the terms of certain of the above related party transactions are not the same as those that would result from transactions among unrelated parties.

NOTE 5 – LEGAL

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business.